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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
(Amendment No. 1 )

Under the Securities Exchange Act of 1934

Therma-Wave, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
88343A108
(CUSIP Number)
North Run Capital, LP
One International Place, Suite 2401
Boston, MA 02110
(617) 310-6130
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
— with copies to —
Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
January 8, 2007
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	88343A108	Page	2	of	10

1	NAMES OF REPORTING PERSONS: North Run Capital, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	36-4504416

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		7,741,739

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,741,739

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,741,739

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	18.73%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	21036U107	Page	3	of	10

1	NAMES OF REPORTING PERSONS: North Run GP, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	37-1438821

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		7,741,739

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,741,739

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,741,739

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	18.73%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	88343A108	Page	4	of	10

1	NAMES OF REPORTING PERSONS: North Run Advisors, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	35-2177955

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		7,741,739

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,741,739

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,741,739

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	18.73%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	88343A108	Page	5	of	10

1	NAMES OF REPORTING PERSONS: Todd B. Hammer

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		7,741,739

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,741,739

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,741,739

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	18.73%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	88343A108	Page	6	of	10

1	NAMES OF REPORTING PERSONS: Thomas B. Ellis

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		7,741,739

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,741,739

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,741,739

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	18.73%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

AMENDMENT NO. 1 TO SCHEDULE 13D
This Amendment No. 1 to Schedule 13D (the “Schedule 13D/A”) constitutes the first amendment to the Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission on December 1, 2005 (“Initial Schedule 13D”). Except as specifically amended by this Schedule 13D/A, the Initial Schedule 13D remains in full force and effect.
     Information given in response to each item shall be deemed incorporated by reference in all other items.
     The following items of the Initial Schedule 13D are hereby amended as follows:
Item 4. Purpose of the Transaction
Item 4 is hereby amended by adding the following thereto:
     On January 7, 2007, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), with KLA-Tencor Corporation, a Delaware corporation (“KLA-Tencor”) and Fenway Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of KLA-Tencor (“Merger Sub”).
     Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub has agreed to make a cash tender offer for all of the issued and outstanding shares of (a) the Company’s common stock at a per share purchase price of $1.65, and (b) the Company’s Series B Convertible Preferred Stock at a per share purchase price of $1.65 per share of Company common stock into which a share of Series B Convertible Preferred Stock is convertible. As soon as practicable after the consummation of the tender offer, Merger Sub will merge with and into the Company and the Company will become a wholly-owned subsidiary of KLA-Tencor (the “Merger”).
     The Master Fund in its capacity as a security holder of the Issuer, concurrently with the execution of the Merger Agreement, entered into a Tender and Support Agreement, effective as of January 7, 2007 (the “Tender and Support Agreement”), with KLA-Tencor, Merger Sub, the Issuer and certain other security holders. Pursuant to the Tender and Support Agreement, the Master Fund agreed, among other things, to tender its shares of capital stock of the Issuer in the tender offer and to vote such shares in favor of the Merger and against any alternative acquisition proposal. In addition, the Master Fund has granted KLA-Tencor a proxy to vote their respective shares exercisable under certain conditions. . Under the Tender and Support Agreement, the Master Fund shall not transfer, consent to permit and transfer, enter into any contract with respect to the transfer of its Common Stock, Series B Convertible Preferred Stock or Warrants or take or permit in any other action that would in any way restrict, limit or interfere with the performance of the Master Fund’s obligations under the agreement. Furthermore, pursuant to the Tender and Support Agreement, the Issuer may be required to redeem 780,000 outstanding warrants to purchase common stock of the Issuer held by the Master Fund in accordance with the terms of such warrants.

     The Tender and Support Agreement will terminate, among other things, if the Merger Agreement is terminated or modified or amended in certain manners materially adverse to its shareholders.
Item 5. Interest in Securities of the Issuer
          (a) As of January 9, 2007, the Filers beneficially own 7,741,739 shares of Common Stock of the Issuer, which represents 18.73% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 7,741,739 shares of Common Stock beneficially owned by the Filers as of the date hereof (which was calculated by adding (a) 3,606,900, the number of shares of Common Stock held by the Filers plus (b) 3,354,839, the number of shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock held by the Filers plus (c) 780,000, the number of shares of Common Stock issuable upon conversion of warrants held by the Filers), by (ii) 41,323,639 shares of Common Stock (which was calculated by adding (x) 37,188,800 shares of Common Stock outstanding as of October 31, 2006, based upon the Issuer’s most current report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2006 plus (y) 3,354,839, the number of shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock held by the Filers plus (z) 780,000, the number of shares of Common Stock issuable upon conversion of warrants held by the Filers).
          (b) The Filers have the sole power to vote and dispose of the 7,741,739 shares of Common Stock held by the Master Fund. As the principals of North Run, Messrs. Ellis and Hammer may direct the vote and disposition of the 7,741,739 shares of Common Stock held by the Master Fund.
          The filing of this statement on Schedule 13D/A shall not be construed as an admission that the Filers are for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 7,741,739 shares of Common Stock held by the Master Fund. Pursuant to Rule 13d-4, the Master Fund and the Filers disclaim all such beneficial ownership.
          (c) Not Applicable.
          (d) Not Applicable.
          (e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended by adding the following thereto:
     On January 7, 2007, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), with KLA-Tencor Corporation, a Delaware corporation (“KLA-Tencor”) and Fenway Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of KLA-Tencor (“Merger Sub”).

     Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub has agreed to make a cash tender offer for all of the issued and outstanding shares of (a) the Company’s common stock at a per share purchase price of $1.65, and (b) the Company’s Series B Convertible Preferred Stock at a per share purchase price of $1.65 per share of Company common stock into which a share of Series B Convertible Preferred Stock is convertible. As soon as practicable after the consummation of the tender offer, Merger Sub will merge with and into the Company and the Company will become a wholly-owned subsidiary of KLA-Tencor (the “Merger”).
     The Master Fund in its capacity as a security holder of the Issuer, concurrently with the execution of the Merger Agreement, entered into a Tender and Support Agreement, effective as of January 7, 2007 (the “Tender and Support Agreement”), with KLA-Tencor, Merger Sub, the Issuer and certain other security holders. Pursuant to the Tender and Support Agreement, the Master Fund agreed, among other things, to tender its shares of capital stock of the Issuer in the tender offer and to vote such shares in favor of the Merger and against any alternative acquisition proposal. Under the Tender and Support Agreement, the Master Fund shall not transfer, consent to permit and transfer, enter into any contract with respect to the transfer of its Common Stock, Series B Convertible Preferred Stock or warrants or take or permit in any other action that would in any way restrict, limit or interfere with the performance of the Master Fund’s obligations under the agreement. In addition, the Master Fund has granted KLA-Tencor a proxy to vote their respective shares exercisable under certain conditions. Furthermore, pursuant to the Tender and Support Agreement, the Issuer may be required to redeem 780,000 outstanding warrants to purchase common stock of the Issuer held by the Master Fund in accordance with the terms of such warrants.
     The Tender and Support Agreement will terminate, among other things, if the Merger Agreement is terminated or modified or amended in certain manners materially adverse to its shareholders.
The foregoing summary is qualified in its entirety by a reference to Exhibits 1 and 2.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Tender and Support Agreement dated January 7, 2007, by and among KLA-Tencor Corporation, Fenway Acquisition Corporation, Therma-Wave, Inc. and the directors, executive officers and holders of Series B Convertible Stock of Therma-Wave, Inc. (incorporated by reference to Exhibit 4.1 to Therma Wave Inc.’s Form 8-K filed with the SEC on January 8, 2007).

Exhibit 2	Agreement and Plan of Merger, dated January 7, 2007, by and among KLA-Tencor Corporation, Fenway Acquisition Corporation, and Therma-Wave, Inc. (incorporated by reference to Exhibit 2.1 to Therma Wave Inc.’s Form 8-K filed with the SEC on January 8, 2007).

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 9, 2007

NORTH RUN CAPITAL, LP

By:	North Run Advisors, LLC
its general partner

	By:	/s/ Thomas B. Ellis

	Name:	Thomas B. Ellis
	Title:	Member

and

	By:	/s/ Todd B. Hammer

	Name:	Todd B. Hammer
	Title:	Member

NORTH RUN GP, LP

By:	North Run Advisors, LLC
its general partner

	By:	/s/ Thomas B. Ellis

	Name:	Thomas B. Ellis
	Title:	Member

and

	By:	/s/ Todd B. Hammer

	Name:	Todd B. Hammer
	Title:	Member

NORTH RUN ADVISORS, LLC

By:	/s/ Thomas B. Ellis

Name:	Thomas B. Ellis
Title:	Member

and

By:	/s/ Todd B. Hammer

Name:	Todd B. Hammer
Title:	Member

/s/ Thomas B. Ellis

Thomas B. Ellis

/s/ Todd B. Hammer

Todd B. Hammer